SCHEDULE 13G

Amendment No. 0
Nextel Communications Incorporated
Class A Common Stock
Cusip #65332V103


Cusip #65332V103
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	1,332,516
Item 6:	0
Item 7:	51,514,228
Item 8:	0
Item 9:	51,514,228
Item 11:	6.711%
Item 12:	    HC


Cusip #65332V103
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	51,514,228
Item 8:	0
Item 9:	51,514,228
Item 11:	6.711%
Item 12:	IN


Cusip #65332V103
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	51,514,228
Item 8:	0
Item 9:	51,514,228
Item 11:	6.711%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Nextel Communications Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2001 Edmund Halley Drive
		Reston, VA  20191

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		65332V103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	51,514,228

	(b)	Percent of Class:	6.711%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,332,516

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	51,514,228

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Nextel
Communications Incorporated. No one person's interest in the Class A Common Stock of Nextel Communications
Incorporated is more than five percent of the total outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Class A Common Stock of Nextel Communications
Incorporated at December 31, 2001 is true, complete and correct.

February 14, 2002
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule
13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts
02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 49,631,300 shares or 6.466% of the Class A Common Stock outstanding of Nextel Communications Incorporated ("the
Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of Nextel Communications
Incorporated owned by the investment companies at December 31, 2001 included 682,087 shares of Class A
Common Stock resulting from the assumed conversion of 35,000 shares of NEXTEL COMM 0% CV PFD (19.4882 shares of Class A Common Stock for each share of Convertible Preferred Stock). The number of shares of Class
A Common Stock of Nextel Communications Incorporated owned by the investment companies at December 31, 2001 included 444,192 shares of Class A Common Stock resulting from the assumed conversion of $33,050,000 principal amount of NEXTEL CONV 5.25% 1/15/10 SUBP (13.44 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A
Common Stock of Nextel Communications Incorporated owned by the investment companies at December 31, 2001 included 933,676 shares of Class A Common Stock resulting from the assumed conversion of $69,470,000 principal amount of NEXTEL CONV 5.25% 1/15/10 144A (13.44 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A
Common Stock of Nextel Communications Incorporated owned by the investment companies at December 31, 2001 included 357,101 shares of Class A Common Stock resulting from the assumed conversion of $26,570,000 principal amount of NEXTEL CONV 5.25% 1/15/10 (13.44 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the investment companies at December 31, 2001 included
1,928,277 shares of Class A Common Stock resulting from the assumed conversion of $45,965,000 principal amount of NEXTEL COMM CNV 6% 6/01/11144A (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the investment companies at December 31, 2001 included
378,607 shares of Class A Common Stock resulting from the assumed conversion of $9,025,000 principal amount of NEXTEL COMM CONV 6% 6/01/11 (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 49,631,300 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,675,910 shares or 0.218% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 18,413 shares of Class A Common Stock resulting from the assumed conversion of $1,370,000 principal amount of NEXTEL CONV 5.25% 1/15/10 SUBP (13.44 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 27,728 shares of Class A Common Stock resulting from the assumed conversion of $2,063,000 principal amount of NEXTEL CONV 5.25% 1/15/10 144A (13.44 shares of Class
A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 38,976 shares of Class A Common Stock resulting from the assumed conversion of $2,900,000 principal amount of NEXTEL CONV 5.25% 1/15/10 (13.44 shares of Class A
Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 31,505 shares of Class A Common Stock resulting from the assumed conversion of $751,000 principal amount of NEXTEL COMM CNV 6% 6/01/11144A (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 23,493 shares of Class A Common Stock resulting from the assumed conversion of $560,000 principal amount of NEXTEL COMM CONV 6% 6/01/11 (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 1,675,910 shares and sole power to vote or to direct the voting of 1,124,298 shares, and no power to vote or to direct the voting of 551,612 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street,
Boston, MA 02109, a wholly-owned subsidiary of FMR
Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership includes 45,200 shares, or 0.006%, of the Class A Common
Stock stock outstanding of Nextel Communications
Incorporated, beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42
Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the
"International Funds") and certain institutional investors.
Fidelity International Limited is the beneficial owner of 161,818 shares or 0.021% of the Class A Common Stock outstanding of the Company. The number of shares of Class
A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included 21,235 shares of Class A Common Stock resulting from the assumed conversion of $1,580,000 principal amount of NEXTEL CONV 5.25% 1/15/10 SUBP (13.44 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included
13,173 shares of Class A Common Stock resulting from the assumed conversion of $314,000 principal amount of NEXTEL COMM CNV 6% 6/01/11144A (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Nextel Communications Incorporated owned by the institutional account(s) at December 31, 2001 included
17,410 shares of Class A Common Stock resulting from the assumed conversion of $415,000 principal amount of NEXTEL COMM CONV 6% 6/01/11 (41.951 shares of
Class A Common Stock for each $1,000 principal amount of debenture). Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature
(FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 161,818 shares or 0.021% of the Class A Common Stock outstanding of Nextel Communications Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company
(Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity.
The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson
3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	FIL has sole power to vote and the sole power to dispose of 161,818 shares.


 	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2002, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
A Common Stock of Nextel Communications Incorporated at
December 31, 2001.

	FMR Corp.

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel